Exhibit 99.1

Dynagas LNG Partners LP Announces the Date of its 2019 Annual General Meeting of Limited Partners

MONACO – October 25, 2019 – Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) (NYSE: DLNG), a growth-oriented limited partnership focused on owning and operating liquefied natural gas (LNG) carriers, announced today that its Board of Directors (the “Board”) has scheduled the Partnership’s 2019 Annual General Meeting of Limited Partners (the “Meeting”) to be held on November 26, 2019 at 4:00 p.m., local time, at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, Greece. The Board has fixed a record date of October 21, 2019 (the “Record Date”) for the determination of the Limited Partners entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Partnership’s Notice of the Meeting and Proxy Statement will be mailed on or about October 25, 2019 to Limited Partners of record as of the Record Date and will be furnished to the Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov. The Notice of the Meeting and Proxy Statement and the Partnership’s 2018 Annual Report are also available on the Partnership’s website at www.dynagaspartners.com.

Forward-Looking Statements:

The statements in this press release that are not historical facts may be forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. In addition, there are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these risks, uncertainties, and other important factors. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements.

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +37799996445
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis / Markella Kara
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com